SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  April 2010

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Director Declaration

1 April 2010

AVIVA PLC

Aviva plc executive director notification

Aviva announces that Patrick Regan, one of its executive directors and chief financial officer, has been appointed to the Board of General Accident plc as a director with effect from 29 March 2010.

This disclosure is made pursuant to paragraph 9.6.14R of the Listing Rules.

Enquiries:
Graham Jones - Group Company Secretary
Tel:  020 7662 2227

Notes to editors:

About Aviva plc

·
Aviva is the world's fifth largest* insurance group, serving 53 million customers across Europe, North America and Asia Pacific

·
Aviva's main business activities are long-term savings, fund management and general insurance, with worldwide total sales of £45.1 billion and funds under management of £379 billion at 31 December 2009

·
We are the largest insurance services provider in the UK and one of the leading providers of life and pensions products in Europe

·
The Aviva media centre at
www.aviva.com/media
includes images, company and product information and a news release archive

·
For broadcast-standard video, please visit
http://www.aviva.com/media/video/
.

·
Follow us on twitter:
www.twitter.com/avivaplc

*based on gross worldwide premiums at 31 December 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date  01 April, 2010

AVIVA PLC

By: /s/ E G Jones

E G Jones
Group Company Secretary